Blue Star Foods Corp.

3000 NW 109th Avenue

Miami, Florida 33172

(305) 836-6858

January 6th, 2026

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Blue Star Foods Corp.

Registration Statement on Form S-1

Post-Effective Amendment No. 1

Registration No. 333-285-560

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Blue Star Foods Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-285-560), filed on March 5, 2025, together with all amendments and exhibits filed therewith (the “Filing”).

The Company states that this request is made because the Company has determined not to proceed at this time with the registration covered by the Filing. The Company confirms that:

1.	No securities have been sold pursuant to the Filing; and

2.	The Filing has not been declared effective by the Commission.

The Company respectfully submits that the withdrawal of the Filing is consistent with the public interest and the protection of investors.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Filing under Rule 477. The Company acknowledges that the Commission’s order granting the withdrawal will be filed on EDGAR.

Please direct any questions regarding this request to the undersigned at (305) 503-0868

Sincerely,

/s/ John Keeler
John Keeler
Chief Executive Officer and Executive Chairman